                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO 13-D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13D-2(A)

                              (AMENDMENT NO. 3)1


                                ErgoBilt, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 29481 R 10 7
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                                 (CUSIP Number)


                              Gerald R. McMillan
          ErgoBilt, Inc., 9244 Markville Drive, Dallas, Texas 75243
                                (972) 889-3742
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               August 13, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of Securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 5 Pages)

                                 SCHEDULE 13D

----------------------                                         -----------------
CUSIP NO. 29481 R 10 7                                         PAGE 2 OF 5 PAGES
----------------------                                         -----------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      Gerald McMillan
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


      Inapplicable
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                                                   1,757,462
                                     -------------------------------------------
           SHARES              8     SHARED VOTING POWER

        BENEFICIALLY                                                          0
                               -------------------------------------------------
          OWNED BY             9     SOLE DISPOSITIVE POWER

          REPORTING                                                   1,757,462
                               -------------------------------------------------
           PERSON              10    SHARED DISPOSITIVE POWER

            WITH               ------------------------------
                               10    SHARED DISPOSITIVE POWER

                                                                              0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,757,462
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                    [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      28.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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
                      SECURITIES AND EXCHANGE COMMISSION
                                 SCHEDULE 13D

Item 1. Security and Issuer.

        This statement relates to the common stock, $.01 par value per share, of ErgoBilt, Inc. ("ErgoBilt"). The address of ErgoBilt's principal executive offices is 9244 Markville Drive, Dallas, Texas 75243.


Item 2. Identity and Background.

        Set forth below is information required by this Item with respect to each person filing this statements.

Item 2(d) or 2(e)

                                                                        Convictions, Judgments,
Name and Address                         Title                            Orders, or Decrees          Citizenship
----------------                         -----                          -----------------------       -----------
Gerald McMillan               Chairman of the Board - ErgoBilt, Inc.             None                     US
9244 Markville Drive          9244 Markville Drive
Dallas, Texas 75243           Dallas, Texas 75243


Item 3. Source and Amount of Funds or Other Consideration.

        Inapplicable


Item 4. Purpose of Transaction.

        63,452 shares held by Gerald McMillan were sold by various brokers pursuant to pledge and/or margin agreements.


Item 5. Interest in Securities of the Issuer.

        (a) The information set forth in items 1, 11, and 13 of the second part of the cover page of this statement is incorporated herein by reference.

        (b) The information set forth in items 1 and 7-10 of the second part of the cover page of this statement is incorporated herein by reference.

        (c) An aggregate of 63,452 shares held in the name of Gerald McMillan were sold by the following brokers pursuant to pledge and/or margin agreements between Mr. McMillan and the brokerage firms:
            15,800 shares @ 2-3/8 per share on June 11, 1998 by WedBush Morgan Securities; 15,000 shares @ 1-1/2 per share on June 15, 1998 by WedBush Morgan Securities; 5,000 shares @ 1-5/8 per share on
            June 15, 1998 by WedBush Morgan Securities; 2,000 shares @ 1-3/4 per share on June 15, 1998 by WedBush Morgan Securities; 2,600 shares @ 1-5/8 per share on June 19, 1998 by WedBush Morgan Securities; 2,142 shares @ 5/8 per share on July 2, 1998 by Everen Securities; 110 shares @ 11/16 per share on July 7, 1998 by Everen Securities; 3,800 shares @ 9/16 per share on July 10, 1998 by WedBush Morgan Securities; 5,000 shares @ 1/2 per share on July
            14, 1998 by WedBush Morgan Securities; 3,500 shares @ 9/16 per share on July 15, 1998 by WedBush Morgan Securities; 1,000 shares
            @ 17/32 per share on July 15, 1998 by WedBush Morgan Securities; 2,500 shares @ 11/16 per share on July 17, 1998 by WedBush Morgan Securities; 5,000 shares @ 7/16 per share on August 13, 1998.

        (d) Inapplicable

        (e) Inapplicable

                              Page 3 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Inapplicable

Item 7. Material to be Filed as Exhibits.

         Inapplicable


                             (Page 4 of 5 Pages)

                                  SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

     The person whose signature appears below agrees that this statement on Amendment No 3. to Schedule 13D is filed on his behalf.

     Executed as of August 20, 1998.



                                                  /s/  Gerald McMillan
                                                  -------------------------
                                                  Gerald McMillan

                             (Page 5 of 5 Pages)